Filed by Coeur D’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur D’Alene Mines Corporation

Commission File No.:001-08641

The following is the English language version of a “Frequently Asked Questions” document distributed to employees of Coeur D’Alene Mines Corporation on February 13, 2013.

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FAQ for Coeur Employees

1.	What was announced today?

•	Coeur announced that it has submitted a binding proposal to acquire Orko Silver Corp. in a cash-and-stock transaction with a total enterprise value of approximately C$384 million.

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Orko also announced that its Board of Directors, after receiving advice of financial and legal advisors, determined Coeur’s Proposal constitutes a “Superior Proposal” under its previously announced arrangement agreement with First Majestic.

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Under Orko’s arrangement agreement, First Majestic now has five business days to match Coeur’s Proposal, failing which Orko will terminate the arrangement agreement with First Majestic and enter into a definitive agreement with Coeur.

2.	Who is Orko Silver Corp.?

•	Orko is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, in the State of Durango, Mexico.

•	Orko owns a 100% interest in La Preciosa Project which covers 80,000 acres of contiguous mining claims.

3.	Why is Coeur interested in acquiring Orko?

•	A combination with Orko would solidify Coeur’s position as a leading growth-oriented silver producer.

•	The addition of Orko would further diversify Coeur’s asset portfolio and geographic footprint, while also improving our future growth potential.

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Orko’s key asset, the La Preciosa project, is one of the largest undeveloped silver deposits in the world. Coeur’s cash flow and strong liquidity position will support the development of this project, which we believe will become one of the world’s leading silver mines.

•	La Preciosa has compelling economics and is expected to have a long mine life. Additionally, it is located in a mining friendly jurisdiction with well-developed local infrastructure.

4.	Will this announcement have an effect on day-to-day operations at Coeur?

•	The majority of Coeur employees should not expect to see any changes in their day-to-day work lives as a result of today’s announcement. It is business as usual at Coeur.

•	Until the transaction is completed, which is expected in the second quarter of 2013, Coeur and Orko will continue to operate as independent companies.

5.	What are the next steps?

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Under Orko’s arrangement agreement, First Majestic now has five business days to match Coeur’s Proposal, expiring on Tuesday, February 19, 2013, failing which Orko will terminate the arrangement agreement with First Majestic and enter into a definitive agreement with Coeur.

•	Coeur’s acquisition of Orko would be subject to customary closing conditions and a vote by Orko shareholders and would be expected to close in the second quarter of 2013.

6.	What should I say if contacted by people outside of the company?

•	If you receive any inquiries from the media or others outside Coeur, please contact Stefany Bales via sbales@coeur.com or at (208) 667-8263.

Additional Information and Where to Find It

This document relates to Coeur D’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Warrants and exchange of the Exchangeable Shares. Investors who may receive Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-4, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.